UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

PennyMac Financial Services, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

70932B101
(CUSIP Number)

March 27, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70932B101	Page 2 of 7

EXPLANATORY NOTE

The reporting persons had filed a Schedule 13D with the Securities and Exchange Commission relating to this security on May 20, 2013, and this filing operates as an amendment of the Schedule 13D under Rule 13d-2(a).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	2,114,900
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,276,700
EACH REPORTING	7	SOLE DISPOSITIVE POWER	2,114,900
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,276,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,391,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		16.25%
12	TYPE OF REPORTING PERSON		IN

CUSIP No.	70932B101	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		OMEGA CAPITAL PARTNERS Tax ID: 13-3628306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	-0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	652,500
EACH REPORTING	7	SOLE DISPOSITIVE POWER	-0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER	652,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		652,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.13%
12	TYPE OF REPORTING PERSON		PN

CUSIP No.	70932B101	Page 4 of 7
Item 1(a).		Name of Issuer:

PennyMac Financial Services, Inc. (the “Company”)

Item 1(b).		Address of Issuer’s Principal Executive Offices:

6101 Condor Drive
Moorpark CA 93021

Item 2(a).		Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman") and Omega Capital Partners LP .

Mr. Cooperman is, among other activities, an investor engaged in investing for his own account. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P.("Equity LP"), These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Overseas, and Advisors.

Item 2(b).		Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton FL 33428. The principal business office of Capital LP is 810 Seventh Avenue, 33rd Floor, New York NY 10019.

Item 2(c).		Citizenship:

Mr. Cooperman is a United States citizen. Capital LP is a limited partnership organized under the laws of Delaware.

Item 2(d).		Title of Class of Securities:

Class A Common Stock (the "Shares").

Item 2(e).		CUSIP Number:

70932B101

Item 3.		If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No.	70932B101	Page 5 of 7

Item 4.	Ownership.

(a) (b) Amount Beneficially Owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 3,391,600 Shares, which constitutes approximately 16.25 % of the total number of Shares outstanding. Capital LP may be deemed the beneficial owner of 652,500 Shares, which constitutes approximately 3.13 % of the total number of Shares outstanding. This is based on a total of 20,876,486 Shares outstanding reported on the Company's Prospectus filed with the SEC on March 27, 2014.

This consists of 652,500 Shares owned by Capital LP; 296,200 Shares owned by Equity LP; 278,400 Shares owned by Investors LP; 787,800 Shares owned by Overseas; 100,000 Shares owned by Mr. Cooperman; and 1,276,700 Shares owned by Managed Accounts.

	(c)	Mr. Cooperman has:

		(i)	Sole power to vote or to direct the vote

2,114,900

		(ii)	Shared power to vote or to direct the vote

1,276,700

		(iii)	Sole power to dispose or to direct the disposition of

2,114,900

		(iv)	Shared power to dispose or to direct the disposition of

1,276,700

Capital LP has power to vote or to direct the vote and to dispose or to direct the disposition of 652,500 Shares. Mr. Cooperman as the controlling person of Capital LP has sole power to vote or to direct the vote and to dispose or to direct the disposition of Capital LP’s Shares.

CUSIP No.	70932B101	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof Mr. Cooperman has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

If this statement is being filed to report the fact that as of the date hereof Capital LP has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 3, 2014

LEON G. COOPERMAN By: Alan M. Stark, POA

/s/ Alan M. Stark OMEGA CAPITAL PARTNERS, LP

By: Omega Associates, L.L.C.
By: LEON G. COOPERMAN, Managing Member
By: Alan M. Stark, POA /s/ Alan M. Stark

 * Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.	70932B101	Page 7 of 7

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) AND POWER OF ATTORNEY

The undersigned persons hereby agree that reports on Schedule 13D and 13G and amendments thereto, with respect to the Common Stock of PennyMac Financial Services, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Alan M. Stark as his/its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13D and 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 20, 2013

/s/ LEON G. COOPERMAN

Dated: May 20, 2013

Omega Capital Partners, L.P.

By:	/s/ Omega Associates, L.L.C.

/s/ LEON G. COOPERMAN
Managing Member

Date: May 20, 2013

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.